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                             UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                              SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 2)*

                         WCT Communications, Inc.
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                             (Name of Issuer)

                      Common Stock, without par value
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                      (Title of Class of Securities)

                                92923M 10 2
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                              (CUSIP Number)

                          Helen A. Zamboni, Esq.
                           Frontier Corporation
            (formerly known as Rochester Telephone Corporation)
            180 South Clinton Avenue, Rochester, New York 14646
                              (716) 777-7315
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         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                             November 8, 1994
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
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Note:  Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                              SCHEDULE 13D/A

CUSIP NO.  92923M 10 2

(1)  Name of Reporting Persons S.S. or I.R.S. Identification Nos.
of Above Persons:  Frontier Corporation (formerly known as
Rochester Telephone Corporation)

(2)  Check the Appropriate Box if a member of a Group (See
Instructions):
    (a)  [ ]
    (b)  [ ]

(3)  SEC Use Only:

(4)  Source of Funds (See Instructions):  00 (see item 3)

(5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e):  [  ]

(6)  Citizenship or Place of Organization:  New York

Number of Shares Beneficially Owned by Each Reporting Person with:

(7) Sole Voting Power: 4,425,414 (The Reporting Person disclaims beneficial ownership of these shares)

(8)  Shared Voting Power:       -0-

(9)  Sole Dispositive Power:    -0-

(10) Shared Dispositive Power:  -0-

(11) Aggregate Amount Beneficially Owned by Each Reporting
Person: 4,425,414 (The Reporting Person disclaims beneficial ownership of these shares)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions): [ ]

(13) Percent of Class Represented by Amount in Row (11): 30.0%

(14) Type of Reporting Person (See Instructions): CO
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Items 3, 4, 6 and 7 of the Statement of Schedule 13D, as amended by Amendment Number 1 thereto (the "Initial Schedule 13D"), filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Frontier Corporation, a New York corporation (formerly known as Rochester Telephone Corporation) ("Frontier"), relating to the Common Stock, without par value (the "WCT Shares"), of WCT Communications, Inc., a Washington corporation ("WCT"), are hereby amended by adding to such items the information set forth below.

Item 3.   Source and Amount of Funds or Other Consideration.
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     As more fully described in Item 4 hereof, Frontier has
entered into a Shareholder's Agreement dated as of February 21, 1995 with Richard Frockt (the "Frockt Agreement") and a Shareholder's Agreement dated as of February 21, 1995 with Christopher E. Edgecomb (the "Edgecomb Agreement" and, together with the Frockt Agreement, the "Shareholder's Agreements"). Messrs. Frockt and Edgecomb (each, a "Shareholder") entered into their respective Shareholder's Agreements to induce Frontier and Rochester Subsidiary Twenty-Eight, Inc., a Delaware corporation and a wholly-owned subsidiary of Frontier ("Sub") to enter into the Merger Agreement described in item 4.

Item 4.   Purpose of Transaction.
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     As of February 21, 1995, Frontier, Sub and WCT entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger (the "Merger") of Sub, with and into WCT, which shall be the surviving corporation of the Merger. The Merger Agreement supercedes an agreement entered into by the parties on November 8, 1994 (the "Original Merger Agreement"), which was described in the Initial Schedule 13D. The parties entered into the Merger Agreement following termination of the Original Merger Agreement as a result of WCT's failure to satisfy certain financial requirements contained therein. At the effective time of the Merger (the "Effective Time"), each WCT Share outstanding immediately prior to the Effective Time shall be converted into the right to receive $5.875 in cash, other than
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any WCT Shares owned by Frontier or Sub and any WCT Shares that are subject to dissenters' rights. The obligations of the parties to the Merger Agreement to effect the Merger are subject to certain conditions, and prior to the Effective Time, Frontier, Sub or WCT may terminate the Merger Agreement under certain circumstances, in each case as set forth in the Merger Agreement.

     Concurrently with and as a condition to the execution and delivery of the Merger Agreement, Frontier entered into the Shareholder's Agreements. The Shareholder's Agreements supercede the respective agreements between each Shareholder and Frontier which were entered into in connection with the Original Merger Agreement and which were described in the Initial Schedule 13D (the "Original Shareholder's Agreements"). The Original Shareholder's Agreements terminated in accordance with their respective terms upon the termination of the Original Merger Agreement.

     Subject to the terms and conditions of his respective Shareholder's Agreement, each Shareholder has agreed to vote, and has appointed Frontier as his proxy to vote, at any meeting of WCT shareholders, the WCT Shares then held by him (at February 21, 1995, 3,522,759 WCT Shares were held by Frockt and 902,655 WCT Shares were held by Edgecomb), (i) in favor of the Merger,
(ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of WCT under the Merger Agreement and (iii) against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger (collectively, the "Merger Related Matters"). During the term of each Shareholder's respective Shareholder's Agreement and subject to the conditions contained therein, each Shareholder has agreed to refrain from soliciting certain proposals regarding WCT, to restrictions upon the transfer of his WCT Shares and to promptly notify Frontier of any WCT Shares acquired by him.

     In addition, the Frockt Agreement provides that immediately prior to the consummation of the Merger that Frontier will
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purchase all of the WCT Shares then owned by Frockt.  The
consideration to be paid by Frontier for each of Frockt's Shares is $3.75 per WCT Share in cash, subject to the waiver or satisfaction of certain conditions.

     The Shareholder's Agreements terminate on the first to occur of (i) the Effective Time, (ii) termination of the Merger Agreement in accordance with its terms (a "Termination"), and
(iii) written notice of termination of such agreement by Frontier to such Shareholder. Notwithstanding the foregoing, the Frockt Agreement provides that if any at time within nine months after a Termination, (i) any WCT Shares owned by Frockt are sold, exchanged or converted in connection with a Third Party Acquisition (as defined in the Merger Agreement) or (ii) WCT enters into definitive agreements with respect to a Third Party Acquisition with any person which contemplates the sale, exchange or conversion of such shares, Frockt shall pay to Frontier one-half of the amount in excess of $5.875 per WCT Share received by Frockt in connection with such Third Party Acquisition (the "Fee"). In addition, in the event of a Termination, the Frockt Agreement also provides that Frontier shall retain the proxy as to 1,820,535 of the WCT Shares covered by the Frockt Agreement during the period commencing on the date of Termination and ending six months thereafter, and that such WCT Shares may be voted in Frontier's sole discretion during such period.
          If the Merger is completed as planned, the board of directors of WCT will consist of the directors of Sub at the time of the Merger. At the Effective Time, the Certificate of Incorporation and By-Laws of Sub shall be the Articles of Incorporation and By-Laws, of WCT (except that such Articles shall provide that the name of the surviving corporation of the Merger shall be "WCT Communications, Inc." and shall be amended to the extent necessary to comply with Washington law). If the Merger is completed as planned, Frontier expects to cause WCT to seek to have the WCT Shares deregistered under the Exchange Act and to cease to be quoted on the National Association of Securities Dealers Automatic Quotation System.

     The preceding summary of certain provisions of the Merger Agreement and the Shareholder's Agreements is not intended to be
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complete and is qualified in its entirely by reference to the full text of such agreements, copies of which are filed as Exhibits hereto and which are incorporated herein.

     Other than as described above, Frontier has no plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although subject to the provisions of the Merger Agreement it reserves the right to develop such plans).

Item 5.   Interest in Securities of the Issuer.
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     (a) and (b)  Under the definition of "beneficial owner" as set forth in Rule 13d-3 under the Exchange Act of 1934, as amended (the "Exchange Act"), as of February 21, 1995, Frontier may be deemed to have beneficially owned the 3,522,759 WCT Shares subject to the Frockt Agreement and the 902,655 WCT Shares subject to the Edgecomb Agreement, constituting, in the aggregate, approximately 30.0% of the outstanding WCT Shares (based on the number of outstanding WCT Shares represented by WCT in the Merger Agreement to be outstanding as of February 21,
1995). With respect to the Merger Related Matters, Frontier has sole power to vote the 3,522,759 and 902,655 WCT Shares subject to the Shareholder's Agreements. Moreover, in the event of a Termination, Frontier shall have sole power to vote 1,820,535 of the 3,522,759 WCT Shares subject to the Frockt Agreement for the six month period commencing on the date of Termination. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Frontier is the beneficial owner of the WCT Shares referred to in this paragraph for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial owner is expressly disclaimed.

     To the best knowledge of Frontier, no director or executive officer of Frontier beneficially owns any WCT Shares.

     (c) The Shareholder's Agreements were executed as of February 21, 1995.

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     (d)  Frontier has no right to receive dividends from, or the proceeds from the sale of, the WCT Shares which are subject to the Shareholder's Agreements, except as described in Item 4 hereof with respect to the Fee.

     (e)  Not applicable.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer
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     Except as described in Item 4 hereof and in item 6 of the
Initial Schedule 13D, neither Frontier nor, to the best knowledge of Frontier, any director or executive officer of Frontier has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of WCT, including, but not limited to, transfer or voting of any securities of WCT, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving of withholding of proxies.

Item 7.   Material to be Filed as Exhibits.
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     1.   Agreement and Plan of Merger dated as of February 21,
          1995 among Frontier, Sub and WCT.
     2. Shareholder's Agreement dated as of February 21, 1995 between Frontier and Richard Frockt.
     3. Shareholder's Agreement dated as of February 21, 1995 between Frontier and Christopher E. Edgecomb.

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                                 SIGNATURE

     After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:    March 6, 1995

                              FRONTIER CORPORATION

                              By: /s/Barbara J. LaVerdi
                                 ----------------------------
                                  Barbara J. LaVerdi
                                  Assistant Secretary